UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number: 0-15981
                                                                         -------

                           HILB ROGAL & HOBBS COMPANY
             (Exact name of registrant as specified in its charter)

                        4951 Lake Brook Drive, Suite 500
                           Glen Allen, Virginia 23060
                                 (804) 747-6500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Stock, no par value
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1) |X|
     Rule 12g-4(a)(2) |_|
     Rule 12h-3(b)(1)(i) |X|
     Rule 12h-3(b)(1)(ii) |_|
     Rule 15d-6 |_|

Approximate number of holders of record as of the certification or notice date:
 0*
---

* Willis Group Holdings Limited, a Bermuda exempted company, ("Willis"), acquired Hilb Rogal & Hobbs Company, a Virginia corporation ("HRH"), through the merger (the "Merger") of HRH with and into Hermes Acquisition Corp., a Virginia corporation and a direct, wholly-owned subsidiary of Willis ("Merger Sub"), pursuant to the Agreement and Plan of Merger, dated as of June 7, 2008, and amended as of September 19, 2008, by and among Willis, Merger Sub and HRH, with Merger Sub continuing as the surviving corporation operating under the name "Willis HRH, Inc." and as a direct, wholly-owned subsidiary of Willis. The Merger became effective on October 1, 2008, pursuant to Articles of Merger filed with the Secretary of the Commonwealth of Virginia, and the separate existence of HRH ceased thereby.

Pursuant to the requirements of the Securities Exchange Act of 1934, Willis HRH, Inc. (as successor by merger to Hilb Rogal & Hobbs Company) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 5, 2008

                                         WILLIS HRH, INC.
                                         (as successor by merger to
                                         Hilb Rogal & Hobbs Company)


                                         By: /s/ Adam G. Ciongoli
                                             -----------------------------------
                                             Name: Adam G. Ciongoli
                                             Title: Secretary